UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 12b-25

NOTIFICATION OF LATE FILING

___Form 10-K  ___Form 20-F  ___Form 11-K   X   Form 10-Q  ___Form N-SAR

For Period Ended September 30, 2007

Commission file number 000-52764

PART I
REGISTRANT INFORMATION

BEAUTY BRANDS GROUP, INC.

(Exact name of Registrant as specified in its charter)

FLORIDA	59-1213720

(State of other jurisdiction	(I.R.S. Employer Identification Number)
of incorporation or organization)

100 Jericho Quadrangle, Suite 335, Jericho, New York 11753

Address of principal executive offices

Registrant’s telephone number, including area code: (516) 939-9400

PART II
RULES 12b-25(b)AND c)

     If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check if appropriate).

_____ (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  X       (b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

_____ (c)   The accountant's statements or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-QSB, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The quarterly report of the Registrant on Form 10-QSB could not be filed due to delays in providing the required information to the accountant.  The report will be filed within five calendar days of the date the original report was due.

PART IV
OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Dan Kelly	(513)	871-7223

Name	Area Code	Telephone Number

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 or the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such reports been filed?  If answer is no, identify report(s).

       X    Yes ___ No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     ___  Yes   X     No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Beauty Brands Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2007                                       /s/ Dan Kelly
                                                                                 Dan Kelly, Chief Financial
                                                                                   Officer